UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bovie Medical Corp. (f/k/a An-Con Genetics, Inc.)

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

032347 20 5

(CUSIP Number)

David J. Pierce ACMI Corporation 136 Turnpike Road Southborough, MA 01772 (508) 804-2600	James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 032347 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACMI Corporation (f/k/a Circon Corporation, “ACMI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Cystoscope Makers, Inc. (f/k/a Circon Holdings Corporation, “Holdings”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine Capital Fund, L.P. (“FPCF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine & Company, LLC (“Fox Paine”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine Capital, LLC (“FPC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) hereby amends the Statement on Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 22, 2004 on behalf of (1) ACMI, (2) Holdings, (3) FPCF, (4) FPC, and (5) Fox Paine (collectively, the “Reporting Persons”).  This Amendment No. 1 to the Original Schedule 13D is being filed to report the disposition by the Reporting Persons of beneficial ownership of 3,000,000 shares (the “Bovie Shares”) of the common stock, $.001 par value per share (the “Common Stock”), of Bovie Medical Corp., a Delaware corporation (f/k/a An-Con Genetics, Inc., the “Issuer”).

As of September 24, 2004, the Reporting Persons ceased to be the beneficial owners, either directly or indirectly, of any shares of the Common Stock of the Issuer and shall cease to be the Reporting Persons pursuant the Original Schedule 13D as of the effective date of this Amendment No. 1.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to the term in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following to the end of such item:

ACMI disposed of the Bovie Shares in a privately negotiated transaction on September 24, 2004 pursuant to the Common Stock Purchase Agreement, dated as of September 24, 2004, by and among ACMI and the buyers (collectively, the “Buyers”) listed on the signature pages thereto (the “Purchase Agreement”).  Upon the consummation of the transactions contemplated by the Purchase Agreement, each of the Buyers became the beneficial owner of the number of the shares of the Common Stock of the Issuer set forth opposite their respective names on Exhibit A attached to the Purchase Agreement.  The preceding summary of terms of the Purchase Agreement is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement and a copy of the agreement is attached as Exhibit 1.5.  Ehrenkrantz King Nussbaum Inc. acted as placement agent for ACMI in the sale.

In connection with the transactions contemplated by the Purchase Agreement, ACMI (i) assigned its rights and obligations under the Registration Rights Agreement to the Buyers and (ii) agreed to pay Costs and Expenses (as defined in the Registration Rights Agreement) not in excess of $60,000 in connection with a non-underwritten demand registration of the Bovie Shares on Form S-3 pursuant to the Letter Agreement, dated as of September 24, 2004, by and among ACMI and the Buyers (the “Letter Agreement”).  The preceding summary of terms of the Letter Agreement is qualified in its entirety by reference to the detailed provisions of the Letter Agreement, and a copy of the Letter Agreement is attached as Exhibit 1.6.

The shares of the Common Stock of the Issuer sold and transferred to the Buyers pursuant to the Purchase Agreement included 43,503 shares (the “Transferred Shares”) of the Common Stock of the Issuer that ACMI transferred to the Committee Representative (as such term is defined in the Plan) on September 1, 2004 pursuant to Section 7.11 of the Plan, pursuant to which ACMI has the unconditional right to include the Transferred Shares in the sale or sales of the Bovie Shares before January 3, 2005.

Item 5.	Interest in Securities of the Issuer

Item 5 (a), (b), (c), and (e) of the Original Schedule 13D is amended and supplemented by adding the following to the end of such item:

Item 5 (a), (b)

As a result of the disposition of beneficial ownership of the Bovie Shares pursuant to the Purchase Agreement as described in Item 4, the Reporting Persons ceased to be the beneficial owners, either directly or indirectly, of more than five (5) percent of the shares of the Common Stock of the Issuer.

Item 5(c)

Except as described in this Amendment No. 1, the Reporting Persons have not entered into any transactions with respect to the Bovie Shares during the sixty (60)-day period immediately preceding the effective date of this Amendment No. 1.

Item 5(e)

As a result of the disposition of beneficial ownership of the Bovie Shares pursuant to the Purchase Agreement as described in Item 4, the Reporting Persons ceased to be the beneficial owners, either directly or indirectly, of more than five (5) percent of the shares of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Schedule 13D is amended and supplemented by adding the following to the end of such item: Exhibit 1.5 - Purchase Agreement. Exhibit 1.6 - Letter Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2004	ACMI CORPORATION

	By:	/s/ David J. Pierce
Name: David J. Pierce
Its: Vice President Finance and Treasurer

Date: September 24, 2004	AMERICAN CYSTOSCOPE MAKERS, INC.

	By:	/s/ David J. Pierce
Name: David J. Pierce
Its: Vice President Finance and Treasurer

Date: September 24, 2004	FOX PAINE CAPITAL FUND, L.P.

By: Fox Paine Capital, LLC
Its: General Partner

By: Fox Paine & Company, LLC
Its: Manager

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member

Date: September 24, 2004	FOX PAINE & COMPANY, LLC

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member

Date: September 24, 2004	FOX PAINE CAPITAL, LLC

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member